CountSharp, LLC
Income Statement
Unaudited
For the Period February 22, 2023 (Inception) to December 31, 2023

Revenue	$	60,350
Cost of sales		-
Gross margin		**60,350**
Bank & Merchant Fees		111
Legal & Professional Fees		1,170,000
Office Supplies & Software		16
Total expenses		**1,170,127**
Net loss	$	**(1,109,777)**